Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-4 of our reports dated March 1, 2011, relating to the financial statements and financial statement schedule of Dean Foods Company and subsidiaries (the “Company”), (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the adoption of the provisions of new Accounting Standards relating to “Business Combinations” in 2009), and the effectiveness of the Company’s internal control over financial reporting for the year ended December 31, 2010, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Dallas, Texas

June 16, 2011